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CIPHER PHARMACEUTICALS INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

HELD ON MAY 5, 2016

REPORT ON PROXIES

MOTIONS	NUMBER OF SHARES					PERCENTAGE OF VOTES CAST		
	FOR	AGAINST	WITHHELD/ ABSTAIN	SPOILED	NON VOTE	FOR	AGAINST	WITHHELD/ ABSTAIN
Elect Gerald P. McDole as Director	16,407,580	0	598,177	0	999,713	96.48%	0.00%	3.52%
Elect Dr. John D. Mull as Director	15,290,816	0	1,714,941	0	999,713	89.92%	0.00%	10.08%
Elect Stephen R. Wiseman as Director	15,777,415	0	1,228,342	0	999,713	92.78%	0.00%	7.22%
Elect Dr. Stefan Aigner as Director	16,884,430	0	121,327	0	999,713	99.29%	0.00%	0.71%
Elect Dr. William D. Claypool as Director	16,884,230	0	121,527	0	999,713	99.29%	0.00%	0.71%
Elect Thomas G. Wellner as Director	16,879,930	0	125,827	0	999,713	99.26%	0.00%	0.74%
Elect Dr. Renee P. Tannenbaum as Director	16,881,550	0	124,207	0	999,713	99.27%	0.00%	0.73%
Elect Rosemary A. Crane as Director	16,884,350	0	121,407	0	999,713	99.29%	0.00%	0.71%
Appointment of Auditors	17,874,748	0	130,722	0	0	99.27%	0.00%	0.73%
Resolution with respect to the Corporation's Stock Option Plan	11,976,294	5,029,463	0	0	999,713	70.42%	29.58%	0.00%
Resolution with respect to the Corporation's Performance and Restricted Share Unit Plan	11,981,088	5,024,669	0	0	999,713	70.45%	29.55%	0.00%
Resolution with respect to the Corporation's Employee and Director Share Purchase Plan	12,542,669	4,463,088	0	0	999,713	73.76%	26.24%	0.00%

TOTAL SHAREHOLDERS VOTED BY PROXY:	202
TOTAL SHARES ISSUED & OUTSTANDING:	26,161,662
TOTAL SHARES VOTED:	18,005,470
TOTAL % OF SHARES VOTED:	68.82%

J. Koffyberg

JOSETTE KOFFYBERG
SCRUTINEER

L Thomas

LISE-ANNE THOMAS
SCRUTINEER